August 15, 2024

Steven Shum
Chief Executive Officer
INVO Bioscience, Inc.
5582 Broadcast Court
Sarasota, Florida 34240

       Re: INVO Bioscience, Inc.
           Correspondence Dated July 31, 2024
           Registration Statement on Form S-3 Filed May 21, 2024
           File No. 333-279593
Dear Steven Shum:

       We have reviewed your July 31, 2024 response to our comment letter and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 18, 2024 letter.

Registration Statement on Form S-3, Correspondence Dated July 31, 2024 Incorporation of Certain Documents by Reference, page 2

1. We have read your response to prior comment 1 and reissue in part. We understand that your proposal is to amend your filings to disclose to investors that in applying your lease
       accounting you are using the Federal government   s borrowing rate which
you determined
       to have the same effect as using the Registrant   s incremental
borrowing rates. One
       outcome of this proposal is that your December 31, 2023 total assets appear to be overstated by approximately 8%. Given the impact of this error on your total assets, it is not clear how you reasonably concluded that the corresponding financial statement account balances should not be consistent with the applicable discount rates required by
       GAAP. Please revise the financial statement balances to be consistent with the applicable
       GAAP requirements. Alternatively, please provide us an expanded analysis that includes all applicable calculations and a quantified reconciliation between your assumed 2023
 August 15, 2024
Page 2

       incremental borrowing rates and your actual 2023 borrowing rates as previously requested. In this regard, it appears that your actual borrowing rates may be a more objective and reliable source of evidence in estimating your 2023 incremental borrowing rate. We may have further comment.
       Please contact Robert Augustin at 202-551-8483 or Katherine Bagley at 202-551-2545
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:   Marc Indeglia